FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 24, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES SIGNING OF COLLABORATION AGREEMENT WITH VTB BANK

Moscow, Russia — April 24, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces signing of a Collaboration Agreement with VTB Bank.

The Agreement represents a long-term, mutually beneficial collaboration between the Company and VTB Bank for the purpose of implementing Mechel’s long-term projects and development programs.

The basis for this Agreement was established by a long, positive collaboration history between VTB Bank and Mechel OAO and the parties’ mutual interest in the further development of their relationship.

As part of the work under the agreement, VTB Bank will be engaged as one of the lending institutions in financing Mechel’s current and investment activities and in servicing the Company’s other financial operations. It is expected that VTB Bank will act as a consultant to the Company on projects related to the improvement and development of an international and domestic settlement system and the implementation of modern financial resource management technologies to enhance Mechel’s performance.

The Agreement was signed for VTB Bank by its Chairman and Chief Executive Officer,
Andrey Kostin, and for Mechel OAO by its Chief Executive Officer, Igor Zyuzin.

“Signing the Agreement with VTB Bank is a positive step for Mechel that continues a relationship that has existed for a long time. VTB Bank is one of the leaders in its market in Russia, and our collaboration opens new opportunities in financing and crediting to help further the growth of our business. In 2007, VTB Bank gave us invaluable and timely support in our successful efforts to purchase coal assets in Yakutia. Going forward, we are confident that we can continue to count on VTB Bank to add value to our business as we continue to execute our operating strategy. We are pleased that our partners are major financial institutions, such as VTB Bank, as we believe this is evidence of Mechel’s effective financial policy and reputation in the marketplace,” Mechel’s Chief Executive Officer Igor Zyuzin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  April 24, 2008